NEWS RELEASE IMMEDIATE RELEASE

Agrium declares increased dividend

December 14, 2012 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that it has approved a dividend of $0.50 U.S. per common share to be paid on January 17, 2013 to shareholders of record on December 31, 2012.

The declaration of this dividend reflects the Board’s previous announcement respecting its intention to move to a quarterly dividend payment schedule and to double the Corporate cash dividend from the prior semi-annual dividend of $0.50 U.S. per common share.

All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to the enhanced dividend tax credit.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com